# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 08/03/2025
Amends the filing with accession number 0001641172-25-012747
Filed by CIK 0001691634
Persons authorized to receive notices and communications: Steve Eisner, One Letterman Drive, Building C - Suite 410, San Francisco, California (CA), 94129, (415) 418-2900

## Reporting persons
- Francisco Partners III (Cayman), L.P. (CIK 0001691634): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francisco Partners Parallel Fund III (Cayman), L.P. (CIK 0001691633): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francisco Partners GP III (Cayman), L.P. (CIK 0001691636): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francisco Partners GP III Management (Cayman), Ltd. (CIK 0001691635): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francisco Partners Management, L.P. (CIK 0001197853): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 13, 2021 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the following:

Consummation of the Mergers

On August 3, 2025, pursuant to the terms of the previously disclosed Merger Agreement, the Mergers were consummated (the "Closing"), whereby Company Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent, and Holdings Merger Sub merged with and into Holdings, with Holdings surviving as a wholly owned subsidiary of Parent. At the effective time of the Mergers, each issued and outstanding share of Class A Common Stock was automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $3.30 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 3, 2025, the Reporting Persons ceased to be the beneficial owners of any shares of Class A Common Stock.

## Signatures
- Francisco Partners III (Cayman), L.P.: By: Francisco Partners GP III (Cayman), L.P., By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (08/05/2025)
- Francisco Partners Parallel Fund III (Cayman), L.P.: By: Francisco Partners GP III (Cayman), L.P., By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (08/05/2025)
- Francisco Partners GP III (Cayman), L.P.: By: Francisco Partners GP III Management (Cayman), Ltd., /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (08/05/2025)
- Francisco Partners GP III Management (Cayman), Ltd.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (08/05/2025)
- Francisco Partners Management, L.P.: /s/ Steve Eisner, Steve Eisner, General Counsel and Chief Compliance Officer (08/05/2025)